UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 9, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Auxilium Pharmaceuticals, Inc.

File No. 000-50855 - CF# 23456

Auxilium Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.8 to Form 10-K filed on April 15, 2005, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to Form 10-Q filed on May 8, 2009.

Based on representations by Auxilium Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8   through March 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Suzanne Hayes
Branch Chief